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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68521

SEC Mail Processing
FEB 28 2019
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saybrus Equity Services, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Row
(No. and Street)

Hartford	Connecticut	06102-5056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary C. Tebbetts 518-479-8353
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick, LLP
(Name – *if individual, state last, first, middle name*)

350 Church Street	Hartford	CT.	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Gary C. Tebbetts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saybrus Equity Services, LLC., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Saybrus Equity Services, LLC

(a wholly-owned subsidiary of Saybrus Partners, LLC)
Financial Statements and Supplementary Schedules
pursuant to
Securities and Exchange Commission Rule 17a-5
For the Year Ended December 31, 2018

Table of Contents

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Saybrus Equity Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Saybrus Equity Services, LLC as of December 31, 2018, the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes and Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Saybrus Equity Services, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Saybrus Equity Services, LLC's management. Our responsibility is to express an opinion on Saybrus Equity Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Saybrus Equity Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Saybrus Equity Services, LLC's financial statements. The supplemental information is the responsibility of Saybrus Equity Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Saybrus Equity Services, LLC's auditor since 2013.

CohnReznick LLP

Hartford, Connecticut
February 22, 2019

Saybrus Equity Services, LLC
Statement of Financial Condition as of December 31, 2018

Assets:	
Cash	$ 4,491,385
Concessions receivable from third parties	533,529
Concessions receivable from affiliate	100
Miscellaneous bank receivable	4,311
State income taxes receivable from affiliate	486,730
Prepaid regulatory expenses	35,427
Total assets	**$ 5,551,482**
Liabilities:	
Payable to affiliate	$ 824,199
Federal income taxes payable to affiliate	1,930,054
Total liabilities	**2,754,253**
Member's Equity:	
Total member's equity	**2,797,229**
Total liabilities and member's equity	**$ 5,551,482**

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, LLC
Statement of Operations for the Year Ended December 31, 2018

Revenues:	
Concessions earned	$ 16,513,092
Total revenues	**16,513,092**
Expenses:	
Salary and other compensation	9,713,842
Regulatory expenses	107,163
Other operating expenses	2,218,129
Total expenses	**12,039,134**
Income before income taxes	**4,473,958**
Income tax expense	659,025
Net income	**$ 3,814,933**

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, LLC
Statement of Member's Equity for the Year Ended December 31, 2018

Common Stock:	
Balance, December 31, 2017	$ 1
Conversion to limited liability company	(1)
Balance, September 30, 2018	**$ -**
Retained Earnings:	
Balance, December 31, 2017	$ 1,482,295
Net income	2,068,265
Conversion to limited liability company	(3,550,560)
Balance, September 30, 2018	**$ -**
Total Member's Equity:	
Balance, October 1, 2018	$ -
Conversion to limited liability company	3,550,561
Capital distribution to Parent	(2,500,000)
Net income	1,746,668
Balance, December 31, 2018	**$ 2,797,229**

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, LLC
Statement of Cash Flows for the Year Ended December 31, 2018

Cash Flows from Net Operating Activities:	
Net income	$ 3,814,933
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Increase in concessions receivable from third parties	(362,792)
Decrease in state income tax receivable from affiliate	3,983
Decrease in prepaid regulatory expenses	1,880
Increase in miscellaneous bank receivable	(4,311)
Increase in federal income taxes payable to affiliate	339,812
Decrease in payable to affiliate	(186,901)
Cash provided by operating activities	3,606,604
Cash Flows from Financing Activities:	
Capital distribution to parent	(2,500,000)
Cash used in financing activities	(2,500,000)
Net increase in cash and cash equivalents	**1,106,604**
Cash, beginning of year	**3,384,781**
Cash, end of year	**$ 4,491,385**

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Description of Business

Saybrus Equity Services, LLC ("Saybrus Equity" or the "Company") is a Delaware company organized on February 9, 2010 and registered as a securities broker/dealer with the Financial Industry Regulatory Authority ("FINRA") on August 16, 2010. Saybrus Equity is a wholly-owned subsidiary of Saybrus Partners, LLC ("Saybrus Partners"). Saybrus Partners is a subsidiary of NSRE Saybrus Holdings, LLC, a direct wholly-owned subsidiary of Nassau Financial Group, L.P. ("Nassau"), a privately held company. Saybrus Equity provides wholesaling services of variable life insurance and variable annuities to various third-party distributors and affiliates. Saybrus Equity is authorized to do business in all 50 states as well as the District of Columbia.

Saybrus Equity earns variable product concession income based on contractual rates when the life or annuity product premium is funded, and the Company has no obligation past this milestone to perform services.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The single-year presentation is in accordance with Securities and Exchange Commission ("SEC") Rule 17a-5.

Cash

Cash includes all cash balances which are not subject to withdrawal restrictions or penalties. Cash equivalents include all highly liquid short-term instruments with a maturity of three months or less when acquired. There were no cash equivalents held by the Company as of December 31, 2018.

Income Taxes

The Company is included in the consolidated federal income tax return and combined Connecticut corporation business tax return filed by Saybrus Partners through September 30, 2018. On October 1, 2018, the Company converted from a C corporation to a limited liability company ("LLC") via a deemed liquidation for tax purposes ("the Conversion"). The Conversion is not expected to result in taxable gain or loss for the Company. Following the Conversion, the Company will be treated as a disregarded entity for U.S. federal income tax purposes and as such will generally not be subject to corporate income tax.

Prior to the Conversion, the Company recorded income tax expense or benefit in accordance with the Separate Return method, under which income taxes are computed as if the Company had filed on a stand-alone basis. The Company is also party to a tax sharing agreement with The Nassau Companies of New York ("NCNY") and its subsidiaries. Under this agreement, the Company settles income taxes as if it filed on a stand-alone basis. Additionally, settlement is made for the tax benefit of any net operating losses or other tax credits generated by the Company, not utilized on a stand-alone basis, and utilized in the consolidated Connecticut corporation business tax return filed by NCNY. To the extent that actual cash settlement for a given year differs from the amount computed for the year under the Separate Return method, the difference is recorded as either a contribution to capital or a distribution.

Deferred tax assets and/or liabilities are determined in accordance with the Separate Return method by multiplying the difference between the financial reporting basis and tax reporting basis of assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date of the change.

The Company's federal and state income tax returns prior to fiscal year 2015 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. If necessary, the Company recognizes interest and penalties associated with tax matters as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the statement of financial conditions.

Revenue Recognition

Variable product concession income is recorded as income when earned and is based upon actual premium funding levels.

The company provides wholesaling services and the companies obligation is to stand ready to provide the same wholesaling services daily. The nature of the Company's obligation does not change from day to day, even though the underlying activities could vary from day to day. The Company promises to provide a series of distinct (i.e., daily) stand-ready wholesaling services that are accounted for as a single performance obligation on a daily basis as the services are performed.

Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). ASU 2014-09 establishes the principles to apply in determining the amount and timing of revenue recognition. The core principle is that a company will recognize revenue when it transfers control of goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. The Company adopted ASU 2014-09 upon its effective date of January 1, 2018. The adoption had no impact on the financial results in 2018.

Concentration of Business

The Company monitors concentrations within its business in order to identify dependency on one or a few customers. The Company has one major third-party relationship, which accounted for approximately 95% of the Company's concessions revenue for the year ended December 31, 2018 and 97% of the Company's concessions receivable as of December 31, 2018.

At December 31, 2018, the Company maintains its cash balance in a single account with a highly rated depository institution. At times, such amounts may exceed federally insured limits. At December 31, 2018, the Company has uninsured cash in the amount of $4,241,385.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Distribution to Parent

On November 29, 2018, a capital distribution to parent was made for $2,500,000.

3. Transactions with Affiliates

Saybrus Equity has an expense sharing agreement with its parent, Saybrus Partners. In accordance with the expense sharing agreement, Saybrus Partners pays operating expenses on the Company's behalf and is reimbursed through a cost allocation process. Expenses are incurred monthly and settled within 30 days. Expenses allocated to Saybrus Equity for the year ended December 31, 2018 were $12,039,134. Such expenses may not represent the amount that Saybrus Equity would report if such relationship did not exist.

For the year ended December 31, 2018, income tax expense of $659,025 was included in the statement of operations due to current year net income. As of December 31, 2018, the Company has a net income tax liability of $1,930,054 payable to its affiliate and a net state tax receivable of $486,730 from its affiliate on the accompanying statement of financial condition.

The Company has no employees.

4. Regulatory Matters

Net Capital Requirement

Saybrus Equity is classified as a "limited purpose" securities broker and dealer by FINRA. As such, the firm is subject to the SEC Uniform Net Capital Rule which requires maintenance of minimum net capital (as defined in SEC Rule 15c3-1 ("Net Capital")) and certain debt to capital ratios. Due to its limited securities activities, the rule requires the Company to maintain minimum Net Capital equal to the greater of either $5,000 or 6-2/3% of the Company's aggregate indebtedness as defined under Rule 15c3-1. The Company's capital exceeded this minimum throughout 2018.

At December 31, 2018, Saybrus Equity had Net Capital of $2,270,661 and a Net Capital requirement of $183,618. Rule 15c-1 also requires the Company's ratio of aggregate indebtedness to Net Capital not to exceed 15 to 1. The Company's aggregate indebtedness to Net Capital ratio was 1.21 to 1 at December 31, 2018.

Exemptions from Reserve Requirements

Saybrus Equity does not hold customer securities and does not perform custodial functions relating to customer accounts; therefore, the Company is exempt pursuant to Rule 15c3-3 subparagraph (k)(1) from the possession and control requirements and the requirement to maintain reserves for the exclusive benefit of its customers.

Saybrus Equity deals exclusively with the sale of insurance products and variable annuities and as such has filed an exclusion from membership in the Securities Investor Protection Corporation ("SIPC") under Section 78ccc(a)(2)(A)(ii) of the Securities Investors Protection Act of 1970 ("SIPA"). As of December 31, 2018, Saybrus Equity was in compliance with the conditions of these exemptions.

5. Commitments and Contingencies

Saybrus Equity may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings which individually or in aggregate have a material effect on the financial position, results of operations or cash flows of the Company.

6. Income Taxes

The components of the income tax expense for the year ended December 31 were as follows:

	2018
Current	$ 659,025
Deferred	-
Total income tax expense	**$ 659,025**

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense as reported:

	2018
Statutory rate	21.0%
Meals and entertainment	0.7%
State taxes	1.4%
Tax benefit from post-conversion income	(8.5%)
Other	0.1%
Effective income tax rate	**14.7%**

There were no deferred income taxes for the year ended December 31, 2018.

As of December 31, 2018, Saybrus Equity does not have an asset for unrecognized tax benefits recorded in its financial statements. Saybrus Equity does not anticipate any material change in this position in the next twelve months.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the "Act"). The Act amends the Internal Revenue Code to reduce tax rates and modify policies, credits, and deductions for individuals and businesses. For businesses, the Act reduces the corporate federal tax rate from a maximum of 35% to a flat 21% rate. The rate reduction took effect on January 1, 2018.

7. Subsequent Events

The Company evaluated events subsequent to December 31, 2018 and through February 22, 2019, the date of issuance of these financial statements. The Company has determined there have been no events that have occurred that would require adjustments to the Company's financial statements.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2018

Net capital	
Total member's equity	$ 2,797,229
Deduct assets not allowable for net capital	
State income taxes receivable from affiliate	486,730
Prepaid regulatory expenses	35,427
Miscellaneous bank receivable	4,311
Concession receivable from affiliate	100
Total deductions from net capital	526,568
Net capital before specific reduction in the market value of securities	2,270,661
Less securities haircuts pursuant to Rule 15c3-1	-
Net capital	$ 2,270,661
Aggregate indebtedness	
Items included in statement of financial condition	
Payable to affiliate	$ 824,199
Payable for federal income tax	1,930,054
Total aggregate indebtedness	$ 2,754,253
Computation of basic net capital requirement	
Minimum net capital required (based upon aggregate indebtedness)	$ 183,618
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 183,618
Excess in net capital	$ 2,087,043
Excess in net capital at 1,000%	$ 1,995,236
Ratio: aggregate indebtedness to net capital	1.21 to 1

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2018)

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report as filed on January 25, 2019.

See Report of Independent Registered Public Accounting Firm.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2018 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(1).

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

As of December 31, 2018

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2018 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(1).

See Report of Independent Registered Public Accounting Firm.

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Saybrus Equity Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Saybrus Equity Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Saybrus Equity Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Saybrus Equity Services, LLC stated that Saybrus Equity Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Saybrus Equity Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saybrus Equity Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

Hartford, Connecticut
February 22, 2019

SAYBRUS

Saybrus Equity Services, LLC.
Exemption Report for the Period January 1, 2018 through December 31, 2018

Saybrus Equity Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: (k)(l).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Saybrus Equity Services, LLC

I, Gary C. Tebbetts, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Gary C. Tebbetts

Title: Chief Financial Officer

Date Signed: February 22, 2019

Saybrus Equity Services, LLC
One American Row
Hartford, CT 06102-5056
860-403-3100
www.saybruspartners.com